87 River Road

Flemington, NJ 08822

September 7, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Amanda Ravitz, Assistant Director

Division of Corporation Finance

Daniel Morris, Esq.

Heather Percival, Esq.

Gary Todd

Kristin Lochhead

Re:	H/Cell Energy Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed August 9, 2016

File No. 333-212315

Ladies and Gentlemen:

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated August 24, 2016 (the "Comment Letter") relating to the Amendment No. 1 to Registration Statement on Form S-1 filed on August 9, 2016 (the "Registration Statement") by H/Cell Energy Corporation (the “Company”). The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the Comment Letter.

Overview, page 2

1.	Based on your response to prior comment 1, it appears that you have one contract for installation of a system. Please revise the prospectus, where appropriate, to provide a more detailed discussion of the basis for your belief that you will design and install 12 hydrogen energy systems. Specifically, please discuss the number and status of your present inquiries and whether the inquiries have been submitted by related parties.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to provide additional disclosure regarding the basis for the belief that it will design and install 12 systems in the next 18 months. Specifically, the Company has disclosed that it currently receives approximately 30 inquiries a month from potential customers and has two quotes currently outstanding, which are in addition to the one existing contract for a system. In addition, all leads are coming from word of mouth, and the Company anticipates that as it starts to market its services, that will lead to more potential customers. Other than the existing contract, no inquiries or outstanding quotes are from or with related parties.

Securities and Exchange Commission

September 7, 2016

2.	Also, with regard to prior comment 1, please include all information required by Item 404 of Regulation S-K. For example only, we note that you have not included the approximate dollar value involved in the transaction. Also, to the extent you have determined, please disclose the approximate dollar value you will pay your related party subcontractor.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to provide additional disclosure required by Item 404 of Regulation S-K. Specifically, the Company has disclosed that the approximate value of the contract for the system is $60,500 and that it expects to pay approximately $59,000 to the related party subcontractor.

Market Potential, page 2

3.	We note your responses to prior comment 3. However, the usefulness of the projections is not clear given that the projections do not predict the growth or decline of the hydrogen gas market. Please revise your disclosure to clarify its meaning for investors.

Response:

The Company respectfully acknowledges the Staff’s comment. As the Company is the first provider of a hydrogen energy system for residential housing, it is creating this new market within the renewable energy sector. As a result, there is no expectation or basis for any projections of the future of this market. Since the market did not exist previously, there can only be growth, not a decline, and the Company, through the use of the statistics, is showing that there is a significant market opportunity for hydrogen energy in the renewable energy sector. The statistics show that there is expected to be a significant growth in renewable energy market. If a new company provides a product or service into an industry that is expected to be $100 or $100 million in total size in a year, that is significant information to an investor, since 0.01% of the latter has significantly greater potential than 100% of the former. We believe that investors understand the meaning and significance of the disclosure.

Technology Overview, page 2

4.	We note your response to prior comments 2, 6 and 12; however, it appears there are safety concerns in storing flammable gases, such as hydrogen and propane. Please disclose the material safety concerns of storing hydrogen gas, including any safety concerns that impact your ability to obtain a license and permit to store hydrogen gas. Also include proper risk factor disclosure regarding any hazards of storing flammable gas. Otherwise, supplementally provide information that supports your basis that storing flammable gas poses no risks or safety concerns.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company does not store hydrogen gas on its property, and only arranges for delivery of the hydrogen tank and the hydrogen fuel to the client’s property, which is done by independent third parties. There are no special licenses or permits that are required for a client to store hydrogen on their property.

Securities and Exchange Commission

September 7, 2016

The only permits that are required in connection with a hydrogen energy system are the basic building permits that are required by each town/city/municipality or county in connection with home improvement projects. In connection with the permitting process, the Company must adhere to safety guidelines involving the safe installation of hydrogen, which are the (i) Occupational Safety and Health Administration’s standards for the storage or delivery of hydrogen gas, and (ii) National Renewable Energy Laboratory’s stationary and portable fuel cells systems codes and standards. This is no different than a contractor ensuring that a home improvement project meets the local/state/national standards for electricity, fire protection, water disposal, etc. The local inspectors that oversee the building permits check on our hydrogen energy systems and need to be satisfied that the Company has adhered to the required regulations in order to sign off on the building permit.

The Company has revised its disclosure to provide a summary of the above information, and has also added a risk factor relating to operational risks involving hydrogen gas.

Cost Savings, page 3

5.	We note your response to prior comment 4. Please move this disclosure to an appropriate section of your registration statement where you may fully discuss the assumptions and limitations of your calculations. Also, please provide the basis for your statements that the average system costs $100,000 and the average electricity bill is $500 a month. Balance your disclosure with the information provided in your response that the economics of your system have not yet been proven given the industry’s early stage of development. In this regard, clearly disclose that your calculations are based on a small sample size that may not prove meaningful or accurate.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to include additional disclosures regarding the assumptions and limitations of its calculations. The Company has revised the disclosures to indicate that its ideal target customer is one that spends $500 per month on their electricity bill, that such household uses approximately 40 kWh of electricity per day, and that the cost for the Company’s hydrogen energy system to provide that amount of electricity is approximately $100,000. The Company has also provided cautionary language that the economics of its system are based on a small sample size, may not be meaningful or accurate for all potential customers, and that the economics of the system have not yet been proven as a result of the industry’s early stage of development.

Business Overview, page 16

6.	Please revise the prospectus to provide the information provided in the second-to-last sentence of your supplemental response to prior comment 10.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to state that, “In our experience, there has not been any cost involved in obtaining an interconnection agreement, but as the requirements are determined on a local basis, it may be possible that some nominal costs are involved in connection with the process.”

Securities and Exchange Commission

September 7, 2016

Liquidity and Capital Resources, page 18

7.	We note your response to prior comment 11; however, it is unclear how you will fund the construction of 12 HC-1 systems in the next 18 months. In this regard, it is unclear whether you will require up-front payments or customer deposits in order to fund the construction. Please revise to clarify.

Response:

The Company respectfully acknowledges the Staff’s comment and believes that existing disclosures in the Registration Statement are sufficient. Specifically, on page 23 of the Registration Statement, under the sub-section “Consulting and Installation Services”, it is disclosed that the Company receives $5,000 to conduct a feasibility study and an initial fee upon execution of the contract, before any work commences. The Company will not reveal the amount/percentage of the fee due at the time of execution of the contract for competitive reasons, but it has provided the information requested by the Staff.

Technology Overview, page 21

8.	We note your response to prior comment 13; however, it remains unclear how you have concluded that hydrogen gas is the “safest” form of energy when there are other energy sources that do not involve storing flammable gas. Furthermore, it remains unclear how you have concluded that hydrogen gas is the “most efficient” energy source when it appears there are other energy sources which the industry may consider more efficient, such as fossil fuels.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to change “safest” to “safe” and “most efficient” to “efficient”.

9.	We note your response to prior comment 14. However, given your disclosure that cost is the primary impediment to the adoption of hydrogen gas, it appears that a comparison of the production costs of hydrogen gas versus fossil fuel would be material to an investment decision. The additional considerations identified in your response may be appropriately discussed as mitigating factors in your prospectus disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company acknowledges that currently, the cost of utilizing fossil fuels for the production of electricity is cheaper than from hydrogen gas. However, the Company believes, and has provided support for the statement that, in the long-term (approximately seven years), a hydrogen gas system is a cheaper alternative. The Company further acknowledges that the support for its belief is limited and relies upon certain assumptions. As a result, the Company has revised its disclosure in the Registration Statement to provide a more balanced discussion of the potential benefits of its systems compared to the current cost of electricity from fossil fuels, as well as some of the assumptions used by the Company in its beliefs.

Securities and Exchange Commission

September 7, 2016

Completed Projects, page 24

10.	We note your response to prior comment 18. Please discuss the variables which affect pricing and disclose the anticipated range of prices per installation.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to discuss the variables that affect pricing, as previously provided to the Staff. In addition, the Company has disclosed that the anticipated range of prices for a hydrogen energy system is expected to be between $35,000 and $200,000.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ ANDREW HIDALGO
Andrew Hidalgo
Chief Executive Officer

Cc:	James M. Turner, Esq.
Marc J. Ross, Esq.